Exhibit 99.1

Zealand Pharma launches long-term incentive program for Zealand’s Executive Management and employees for 2021Company announcement – No. 28/ 2021Zealand Pharma launches long-term incentive program for Zealand’s Executive Management and employees for 2021Copenhagen, DK and Boston, MA, U.S. May 5, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, announces the implementation of a new share-based long-term incentive program for Zealand’s employees based in Denmark and the US as well as certain members of the Executive Management employed in Denmark, in accordance with Zealand's Remuneration Policy as adopted at the annual general meeting held on 15 April 2021. Zealand implemented the new incentive program to align with selected biotech peers, and is intended to drive long-term performance, align management’s and employees' interests with those of Zealand’s shareholders, and support the attraction, retention, and motivation of first-rate executive talent.Accordingly, Zealand has awarded 61,920 restricted stock units (“RSUs”) and 185,762 performance stock units ("PSUs") to the Executive Management (split of 75% PSUs and 25% RSUs) that are employed by the Danish entity. The 2021 RSU grants to the Executive Management vest annually in equal tranches over three years (from May 12, 2021 to May 12, 2024).With respect to the PSUs, members of the Executive Management employed in Denmark, are eligible to receive an additional annual grant of PSUs free of charge subject to fulfillment of certain predefined performance targets. Consequently, 50% of the PSUs vest based upon certain predefined operational goals that are required for Zealand to meet its strategic plans (such as clinical development or regulatory goals), and; 50% of the PSUs vest based upon certain pre-defined market-based goals that encourage share performance against comparable companies (such as total shareholder return performance against Nasdaq Biotechnology Index).Depending on the level of fulfillment of the goals the PSUs may vest between 0% and 150%.For the financial year 2021, the total value of any share-based remuneration, including both RSUs and PSUs, cannot exceed 600% of the fixed annual salary for the CEO and 325% for other members of the Executive Management at the time of grant.Further, Zealand has granted 319,221 RSUs to employees in Denmark and the United States. The 2021 RSU grants to employees in Denmark vest three years after the date of grant, and annually in equal tranches over three years (from May 12, 2021 to May 12, 2024) for employees in the United States.The number of granted RSUs or PSUs may be adjusted by the Board of Directors due to e.g. changes in Zealand's share capital structure or other significant events, subject to obtaining a calculation made by Zealand's auditor or an independent third party.Vested RSUs or PSUs entitle the holder to receive shares in Zealand at no cost, provided the holder's continued employment throughout the vesting period. Each vested RSU equals one share in Zealand while PSUs convert into a number of shares equal to between 0% to 150% of the PSUs, depending on the achievement of the performance targets.The grant of RSUs and PSUs under this program will have an estimated fair market value of DKK 105.4 million, based on each RSU having a fair value of DKK 185.90. The value of the RSUs is determined as the closing price of the Company's share on Nasdaq Copenhagen A/S the day prior to the grant.Zealand’s US based executives will also receive awards on similar terms which will be announced shortly.The LTIP will have no dilution effect on Zealand's shareholders since Zealand intends to use treasury shares to meet its obligations to deliver shares under the incentive program.Zealand Pharma A/S The Board of Directors # # #About Zealand Pharma A/S Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.Forward-Looking StatementThe above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release. For further information, please contact: Zealand Pharma Investor Relations Claudia Styslinger Argot Partners investors@zealandpharma.comZealand Pharma Media Relations David Rosen Argot Partners media@zealandpharma.com